

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 1, 2016

Panayis Palexas
Chief Executive Officer
Trupal Media, Inc.
1205 Lincoln Avenue
Suite 220
Miami Beach, FL 33139

> **Re:** **Trupal Media, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2016**
> **File No. 333-208862**

Dear Mr. Palexas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. Please expand your summary to more clearly convey the nature of your business and the status of your operations. Briefly describe your Cleo's Casino application, your plans for increasing its revenue generation, and what you have accomplished to date in furtherance of those plans. Furthermore, disclose your substantial dependence on related parties for the application's content, maintenance, and growth.

2. We note that you have approximately $15,000 in cash and expect to incur approximately $25,000 in expenses in connection with this secondary offering. Furthermore, you indicate that the shortfall will be funded by you in the second paragraph on page 40. Please revise to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources and alert investors to the

minimum additional capital expected to be necessary to fund planned operations for a 12-month period. Please also add a risk factor that highlights this information.

3.   You state that your common stock will likely be a penny stock when, in fact, it will be a penny stock. Please revise.

4.   We note on page 15 that Series A preferred stock is outstanding and you will own approximately 99% of the voting power of your outstanding capital stock as a result. Please revise to disclose this fact.

Summary Financial Information, page 6

5.   You indicate that your financial statements for the period ended September 30, 2015, were audited. Please revise to reflect that your interim financial statements were not audited.

Statements of Operations Information, page 6

6.   Please revise the net loss for the six months ended September 30, 2015, to equal the amount presented on page F-15, which is $1,778,321. Also, revise to include brackets around total operating expenses for the six months ended September 30, 2014, to be consistent with the format for the six months ended September 30, 2015.

Risk Factors, page 8

7.   We note that you not only are the company's sole officer and director but also own or control other entities with which the company transacts. Please add a risk factor that addresses the conflicts of interest inherent in this arrangement and how they will be resolved.

"Any failure or significant interruption in our network could impact . . . ," page 9

8.   You state that third parties control some elements of your network that would require significant time to replace. If these relationships are based on contracts, please tell us what consideration you gave to filing such contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determined that your business is not substantially dependent on any such contract, please explain how you arrived at that conclusion.

"Our quarterly operating results are volatile and difficult to predict . . . ," page 13

9.   We note that you use acronyms to identify certain metrics that your industry uses to evaluate performance. As they may not be readily understandable, please revise to reflect the full terms.

"If we do not file a Registration Statement on Form 8-A . . . ," page 16

10.   You state that you will file periodic reports for 12 months following effectiveness of this registration statement, including a Form 10-K for the year ended June 30, 2016, if effective before then. Revise to clarify your reporting obligations if you do not register your common stock under Section 12 of the Exchange and are only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. To this end, explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. We also note that you refer to June 30 as your fiscal year-end when you state elsewhere in the filing that your fiscal year-end is March 31. Please revise.

"Shareholders may be diluted significantly through our efforts to obtain . . . ," page 17

11.   You state that you have no committed source of financing other than the line of credit, which evidently is explained in another section of the prospectus. In this regard, we note your disclosure on page 40 that you, and the entities that you own or control, have funded the company in the past and have informally agreed to advance funds to the company in connection with this offering, as they are needed. Please tell us whether the line of credit refers to the informal agreement. If so, please reconcile and revise to more clearly define the committed source of financing. If not, please disclose the material terms of the line of credit in the Management's Discussion and Analysis of Financial Condition and Results of Operations section and file it as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Plan of Distribution; Terms of the Offering, page 20

12.   Please revise to identify the persons who have voting or investment control over the securities that will be sold by business entities. We refer you to Item 507 of Regulation S-K and Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Description of Business

Company Overview, page 25

13.   We note that you cite to three industry background sources, which appear on page 47 of the prospectus. Please provide us with the relevant portion of the Morgan Stanley research report that you cite. To expedite our review, please clearly mark the report to highlight the applicable portion containing the statistic, and cross-reference it to the appropriate location in your prospectus and tell us whether it was prepared for you. Furthermore, we note the uniform resource locator (URL) for two of the sources. Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to be filed or

delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing. Refer to Release No. 34-42728 for further guidance regarding the use of hyperlinks in your document.

Current Operations, page 26

14.   We note the charts that depict your performance over the initial months of operation from April 2014 to January 2015. Please expand these charts to include operational data on subsequent periods up to the last completed month.

15.   We note your disclosure regarding purchasing users here and elsewhere in the filing. Please revise to clarify the definition of a purchasing user acquisition and provide us with an explanation of the distinction between the charts depicting purchasing users and purchasing players, if any.

Channels of Distribution, page 34

16.   You indicate that your application is currently available through Facebook and that it has not yet been launched on other platforms including Apple, Google, and Amazon. In this regard, we note your disclosures throughout that Facebook is the primary distribution channel, as well as the notes to the audited financial statements under the captions "Online Game" and "Cost of Revenue" on pages F-7 and F-8 that indicate distribution of the application on the Apple, Google, and Amazon. Please reconcile or advise. If your application is not currently available on the Apple, Google, and Amazon platforms, please also remove the images of their logos to eliminate any confusion.

Patents, Trademarks, Licenses, Agreements or Contracts, page 36

17.   We note the significance of your patents and licenses. Please revise to disclose the duration of any material patents and licenses in accordance with Item 101(h)(4)(vii) of Regulation S-K.

Employees and Consultants, page 37

18.   You disclose the related parties on which you are dependent for the operation and growth of your application. Please disclose whether the company has any employees in addition to you pursuant to Item 101(h)(4)(xii) of Regulation S-K. If there are no additional employees, please review and revise other areas of the prospectus to remove any implication that you have other employees.

Research and Development Activities and Costs, page 37

19.   You state that you expect to incur increasing research and development expenses on an annual basis for the foreseeable future. On page 39, however, you state that you have no plans to undertake any product research and development during the next 12 months. Please reconcile.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 39

20.   Please expand your disclosure to provide a detailed description of the actions and timing of your planned operations over the next 12 months. Provide an anticipated timeline and discuss each step you plan to take toward increasing revenue and your anticipating funding source for each step. You should also disclose specific cost estimates and financing plans. In this regard, discuss the approximate amount of funds that you will need to raise until you achieve profitability and any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Results of Operations, page 39

21.   Please revise to include a discussion of the metric regarding the retention rate of monetized users that you refer to throughout the prospectus, which appears to be necessary to an understanding of the results of operations. Refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 40

22.   Please revise this section to clearly indicate the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Certain Relationships and Related Transactions, page 46

23.   You state that the financial statements for the period ended September 30, 2015, were audited and that there were no shareholder loans from inception until that date. We note that your interim financial statements were not audited and that you have received shareholder loans, as indicated in the immediately preceding and succeeding subsections. Please revise.

24.   Please disclose the transaction in which you transferred ownership of the application to the company, as disclosed in Note 6 on page F-10. Consider combining this with the fourth transaction that is listed, which concerns the settlement of the debt associated with the transfer by issuance of Series A Preferred stock. Please also file the relevant purchase

agreement as an exhibit to your registration statement. If the transfer of ownership of the application was not based on a formal agreement, please include a relevant risk factor. Refer to Items 404(d) and 601(b)(10) of Regulation S-K.

25.   Please disclose the loan that you are making to the company for the fees associated with this offering, as indicated in the second paragraph on page 40. Furthermore, we note the loan that you made to the company in the sixth transaction that is listed. For the two loans noted above, please also file exhibits. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

26.   We note that you have a server rental agreement with Virtu Citi LLC in the fifth transaction listed. Please file the agreement in accordance with Item 601(b)(10) of Regulation S-K or advise.

27.   Please disclose the issuance of 200,000 shares of common stock to your brother, as disclosed in the table on page 20. Refer to Item 404(d) of Regulation S-K.

Where You Can Find More Information, page 47

28.   Please revise your disclosure to fully reflect the information provided in Item 101(h)(5)(iii) of Regulation S-K, including your internet address.

Audited Financial Statements

Statements of Operations, page F-4

29.   We note from disclosure elsewhere in the filing that your date of inception is March 14, 2014. Please revise the column heading for the period ended March 31, 2014, to indicate that the period is from the date of inception (March 14, 2014) through March 31, 2014. This comment also applies to your statements of cash flows and the accompanying audit report, which currently references the year ended March 31, 2014.

Notes to Audited Financial Statements

Note 6 – Related Party Transactions, page F-10

30.   We note that you purchased the flagship social gaming application "Cleo's Casino" from the president of the company at a cost of $2,472,661, which you appear to have expensed immediately. Please revise to disclose the transaction date, discuss the impact on your statement of operations and explain the timing of the expense charge to software development costs. Refer to ASC 850-10-50-1.b.

Part II – Information Not Required in Prospectus, page 49

31.   Please furnish the information required by Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 49

32.   We note your disclosure that the May 2015 offering was generally exempt from registration under Regulation S. Please revise to explain your reliance on Regulation S in accordance with Item 701(d) of Regulation S-K.

Exhibits

33.   Please file a copy of the articles of incorporation in the proper searchable format. We refer you to Rules 301 and 304 of Regulation S-T.

34.   We note that the subject line of Exhibit 5.1 refers to a different company. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: William Robinson Eilers
        Eilers Law Group, P.A.